Noranda Aluminum Holding Corporation 801 Crescent Centre Drive Suite 600 Franklin, TN 37067 Tel (615) 771 5700 Fax (615) 771 5701

December 2, 2015

Tia L. Jenkins, Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:     Noranda Aluminum Holding Corporation
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-34741

Dear Ms. Jenkins:

This letter responds to your November 17, 2015 letter to Layle K. Smith, which sets forth the comments of the staff of the Division of Corporation Finance regarding our Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). For your convenience, we have included each of the staff’s comments in boldface type before the corresponding response.

Form 10-K for the Year Ended December 31, 2014

Business, page 6
St. Ann Bauxite Mining Operation, page 8

1.
We note the asset valuation for your bauxite operations amounts to $150 million or 11.4% of your total asset valuation of $1,318 million, which may be considered material. If these mining facilities are material, additional disclosure for your bauxite facilities will be required to conform to Industry Guide 7. Should you disagree with this materiality determination, please provide your explanation or assessment that supports your position or provide the additional disclosure as indicated by the following comments in your future filings.

Response: We do not believe that our mining facilities are material. These facilities are included within our Upstream Business, which is engaged in the production of primary aluminum at a smelter and related facilities in New Madrid, Missouri. As noted in the Form 10-K, the Upstream Business is one of the largest U.S. producers of primary aluminum. The principal raw material required to produce primary aluminum is aluminum oxide, also known as alumina, which we produce at our alumina refinery in Gramercy, Louisiana (“Gramercy”). The most common raw material used to produce alumina is bauxite, which we provide through our bauxite mining operations in St. Ann, Jamaica (“St. Ann”).

Tia L. Jenkins, Senior Assistant Chief Accountant
December 2, 2015

The principal purpose of our St. Ann mining operations is to serve as a low cost source of supply to Gramercy for its production of alumina. Gramercy receives substantially all of its supply of bauxite from St. Ann. While St. Ann also conducts third party sales of bauxite, these sales relate to surplus quantities of bauxite that are not required by our Gramercy operations. Our profit margins from third party sales serve to reduce our integrated costs to produce primary aluminum.

Nevertheless, the Upstream Business is not dependent on the supply of bauxite from our St. Ann operations. Bauxite is widely available and mined in a number of countries throughout the world, including Brazil, Jamaica, Guyana, Surinam, Venezuela, Australia and Guinea, among others. If an alternative source of supply would provide a long-term, meaningful cost advantage, we could readily reduce the quantities of bauxite mined at St. Ann (under the terms of St. Ann’s agreements with the Government of Jamaica (“GOJ”), in the fiscal year ended December 31, 2014, St. Ann mined 4.8 million DMT of bauxite.)

In sum, the St. Ann operations principally serve as a source of supply for the production of alumina that, in turn, is utilized in connection with the Upstream Business’ production of primary aluminum, and St. Ann’s operations could be considerably curtailed if more economical supplies of bauxite are identified. Based on the limited purposes for which the St. Ann operations are conducted, we do not believe that our St. Ann mining facilities are material, or that the St. Ann operations constitute “significant mining operations” within the meaning of Industry Guide 7.

2.	In future filings, please disclose the following information for each of your mining properties:

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Tia L. Jenkins, Senior Assistant Chief Accountant
December 2, 2015

Response: As noted in our response to the previous comment, we do not believe that our St. Ann mining operations constitute “significant mining operations” and, therefore, we do not believe that Industry Guide 7 is applicable. Moreover, even if the St. Ann mining operations were subject to Industry Guide 7, the property-specific disclosure requirements under paragraph (b)(2) of Industry Guide 7 would largely be inapplicable.

Unlike typical mining operations, St. Ann is not dependent upon reserves in a specific area of land. As disclosed in the Form 10-K, St. Ann conducts bauxite mining operations pursuant to a concession from the GOJ, which enables St. Ann to ship 4.5 million DMT of bauxite annually through 2030 (as noted in the Form 10-K, the GOJ has provided us the option to exceed this amount from time to time). Under the terms of the concession, if the current lands leased to St. Ann do not contain sufficient bauxite reserves, the GOJ is required to provide additional concessions. Moreover, under specified circumstances, the GOJ may replace the leased lands with substitute lands that are as close as possible to the replaced lands and have approximately equivalent estimated bauxite reserves. Therefore, the Company does not believe that the property currently mined by St. Ann is a “significant property” pursuant to Industry Guide 7, paragraph (b).

In other respects, the Form 10-K already contains extensive disclosures regarding the material terms of the concession and other arrangements between St. Ann and the GOJ. In this regard, see Item 1, “Business – Raw Materials – St. Ann Bauxite Mining Operation” on pages 8-9; Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Company Overview – Significant Ongoing Negotiations” on pages 32 and 33, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Contractual Obligations and Contingencies” on page 52. In addition, in the Consolidated Financial Statements, see, under “Note 1 – Accounting Policies,” “Reclamation Obligations” and “Land Obligations” on page 67, and see Note 20, “Non-Controlling Interest” on pages 107-108.

3.
In future filings, please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

Tia L. Jenkins, Senior Assistant Chief Accountant
December 2, 2015

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response: Please see our responses to comments 1 and 2. In this regard, and for the reasons set forth in our response to comment 2, we do not believe that the disclosure requirements of paragraph (b) of Industry Guide 7 are applicable to the St. Ann mining operations. Disclosures pertaining to the GOJ concession and related arrangements under which the St. Ann mining operations are conducted are disclosed in the sections of the Form 10-K identified in our response to comment 2.

4.
In future filings, please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments uploaded to EDGAR. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

Tia L. Jenkins, Senior Assistant Chief Accountant
December 2, 2015

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response: Please see our responses to comments 1, 2 and 3 above. For the reasons set forth in these responses, we do not believe that the properties on which the St. Ann mining operations are conducted are “significant properties” within the meaning of Instruction 3.B to Item 102 of Regulation S-K.

Ma na ge me nt’s D is c us s ion a nd A na lys is of Financial Condition and Results of Operations, page 30

Adjusted EBITDA, page 50

5.
You disclose that management uses Adjusted EBITDA as a liquidity measure rather than as a performance measure. Please tell us why you do not include a prominent presentation of the three major categories of the statement of cash flows when a non- GAAP liquidity measure is presented. See CD&I Question 102.06. If you determine you will revise your presentation in future filings please provide us with the proposed disclosure in your response.

Response: The Company currently reconciles Adjusted EBITDA to cash flow from operating activities in both our quarterly and annual statements; however, in future filings we will revise our presentation to also reflect cash flow from investing and financing activities within the same table. Our future disclosure will be substantially similar to that of the following:

	Year ended December 31,
	2014	2013	2012
	$	$	$
Adjusted EBITDA	127.3	93.1	96.9
Stock compensation expense	3.4	4.8	4.8
Changes in other assets	(10.4)	1.0	(10.3)
Changes in pension, other post-retirement liabilities and other long-term liabilities	(2.4)	7.2	4.7
Changes in current operating asset and liabilities	(18.6)	33.6	5.4
Changes in current income taxes	(9.5)	(2.4)	(27.5)
Changes in accrued interest	(47.7)	(44.9)	(30.3)
Non-cash pension, accretion and stock compensation	(9.6)	(20.5)	(17.5)
Restructuring, relocation and severance	(1.3)	(7.9)	(0.9)
Consulting and sponsor fees	(0.7)	(0.5)	(0.7)
Other	0.1	0.7	(5.7)
Cash flow from operating activities	30.6	64.2	18.9
Cash used in investing activities	(93.2)	(71.8)	(82.6)
Cash provided by financing activities	3.7	50.9	57.1

Tia L. Jenkins, Senior Assistant Chief Accountant
December 2, 2015

6.
In view of management’s use of Adjusted EBITDA as a liquidity measure please tell us your basis for excluding charges or liabilities that required, or will require, cash settlement. Please refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Response: We recognize that the disclosure in the first sentence of the Adjusted EBITDA discussion in the Form 10-K could have more clearly articulated the relationship of Adjusted EBITDA to material covenants in our debt facilities. Indeed, in connection with the preparation of our quarterly report on Form 10-Q for the quarter ended June 30, 2015, we revised the disclosure concerning Adjusted EBITDA to more directly reference the material covenants with respect to which Adjusted EBITDA has significance. Specifically, we revised the first sentence of our description of Adjusted EBITDA in our quarterly reports on Form 10-Q for the second and third quarters of 2015 to read as follows:

“Adjusted EBITDA,” referred to as “EBITDA” in the Company’s debt agreements, is relevant to several material covenants in the debt agreements addressing our ability to enter into specified transactions and incur additional indebtedness.

We intend to continue to make this disclosure in future filings.

We have set forth below information regarding the material covenants in our Term B credit agreement, asset-based revolving credit facility, and Acquisition Corporation indenture that addresses Adjusted EBITDA. The aggregate principal amount of our indebtedness that was subject to some or all of these covenants was $641 million as of December 31, 2014.

◦	Term B Credit Agreement dated February 29, 2012:

▪	“Total Net Leverage Ratio” – the ratio of (i) Net Debt as of such date to (ii) EBITDA for the period of four consecutive fiscal quarters of the Borrower most recently ended as of such date.

▪
“Total Net Senior Secured Leverage Ratio” – the ratio of (i) Senior Secured Net Debt outstanding as of such date to (ii) EBITDA for the period of four consecutive fiscal quarters of the Borrower most recently ended as of such date.

◦	Asset-based Revolving Credit Facility Agreement dated February 29, 2012:

▪
“Fixed Charge Coverage Ratio” – the ratio of (i) EBITDA of the Company for the most recent period of four consecutive fiscal quarters for which financial statements have been delivered minus the income taxes paid in cash by the Company and included in the determination of Consolidated Net Income minus Restricted Payments made to Holdings or otherwise to allow Holdings to pay certain prescribed expenses minus non financed Capital Expenditures of Holdings and its Subsidiaries during such period to

Tia L. Jenkins, Senior Assistant Chief Accountant
December 2, 2015

(ii) the sum of (A) scheduled principal payments required to be made during such period in respect of Indebtedness for borrowed money plus (B) the Interest Expense (excluding amortization of any original issue discount, interest paid in kind or added to principal and other noncash interest) for such period plus (C) certain prescribed Restricted Payments.

◦	Acquisition Corporation indenture dated March 8, 2013:

▪
“Consolidated Total Net Debt Ratio” – the ratio of (i) the aggregate amount of all Consolidated Total Indebtedness, less the amount of cash and Cash Equivalents that would be stated on the balance sheet, to (ii) EBITDA for the four full fiscal quarters for which internal financial statements are available immediately preceding such date.

▪
“Credit Facilities Leverage Ratio” – the ratio of (i) the aggregate amount of (x) all indebtedness incurred and outstanding plus (y) any Secured Funded Indebtedness outstanding to the extent not otherwise included in clause (x), to (ii) EBITDA for the four full fiscal quarters for which internal financial statements are available immediately preceding such date.

We believe these covenants constitute material terms of material agreements, and that information about the covenants is material to an investor’s understanding of our financial condition and liquidity. Under the circumstances, we believe that the inclusion of the Adjusted EBITDA information is consistent with the position taken by the staff in Question 102.09 of the Division of Corporation Finance’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which states, in pertinent part, the following:

Question: Item 10(e)(1)(ii)(A) of Regulation S-K prohibits “excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA).” A company’s credit agreement contains a material covenant regarding the non-GAAP financial measure “Adjusted EBITDA.” If disclosed in a filing, the non-GAAP financial measure “Adjusted EBITDA” would violate Item 10(e), as it excludes charges that are required to be cash settled. May a company nonetheless disclose this non-GAAP financial measure?

Answer: Yes. The prohibition in Item 10(e) notwithstanding, because MD&A requires disclosure of material items affecting liquidity, if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an

Tia L. Jenkins, Senior Assistant Chief Accountant
December 2, 2015

investor’s understanding of the company’s financial condition and/or liquidity, then the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A.

Financial Statements and Supplementary Data, page 55

Notes to the Consolidated Financial Statements, page 64 Note 21 – Subsidiary Issuers of Guaranteed Notes, page 108

7.
We note your disclosure indicating that the Acquisition Notes are fully and unconditionally guaranteed on a joint and several basis by Noranda Holdco and the existing and future wholly owned domestic subsidiaries of Noranda Acquisition Co. Please revise to clarify whether these wholly-owned subsidiaries are 100% owned subsidiaries. Refer to the guidance outlined in Rule 3-10(b)(4) of Regulation S-X.

Response: The Company will revise this disclosure in future filings to clarify that the wholly-owned subsidiaries are 100% owned subsidiaries.

Noranda Aluminum Holding Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration. If you have any questions regarding our responses, please contact Alan Singer of our counsel with Morgan, Lewis & Bockius, LLP at (215) 963-5224.

Sincerely,

/s/ Dale W. Boyles
Dale W. Boyles
Chief Financial Officer